Eaton Corporation plc
Third Quarter 2017 Report on Form 10-Q
Item 6
Exhibit 12
Ratio of Earnings to Fixed Charges

	Nine months ended September 30	Year ended December 31
(Millions of dollars)	2017	2016	2015	2014	2013	2012
Income from continuing operations before income taxes and noncontrolling interests in consolidated subsidiaries	$2,725	$2,127	$2,145	$1,761	$1,884	$1,251
Adjustments
(Income) loss of equity investees	(7)	(14)	(11)	(6)	2	(2)
Distributed income of equity investees	6	9	9	4	77	19
Interest expensed	198	240	237	250	290	165
Amortization of debt issue costs	6	7	8	9	10	74
Estimated portion of rent expense representing interest	55	73	75	81	80	66
Amortization of capitalized interest	8	12	10	14	13	12
Adjusted income from continuing operations before income taxes	$2,991	$2,454	$2,473	$2,113	$2,356	$1,585
Fixed charges
Interest expensed	$198	$240	$237	$250	$290	$165
Interest capitalized	8	12	13	13	11	23
Amortization of debt issue costs	6	7	8	9	10	74
Estimated portion of rent expense representing interest	55	73	75	81	80	66
Total fixed charges	$267	$332	$333	$353	$391	$328

Ratio of earnings to fixed charges	11.20	7.39	7.43	5.99	6.03	4.83